OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Estimated average burden hours per response. . . . . . . . . . . .10.4

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No.     )

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83416M105

(CUSIP Number)

        December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒        Rule 13d-1(b)

☐        Rule 13d-(c)

☐        Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83416M105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 321,744
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 355,584
	7	SOLE DISPOSITIVE POWER 677,328
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,328
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. 83416M105	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:
Solar Senior Capital Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:
500 Park Avenue
New York, NY 10022

Item 2	(a)	Name of Person Filing:
Pacific Investment Management Company LLC

	(b)	Address of Principal Business Office [as applicable]:
840 Newport Center Drive, Suite 100
Newport Beach, CA 92660

	(c)	Citizenship:
Filer is organized in Delaware

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
83416M105

CUSIP NO. 83416M105	13G	Page 4 of 5 Pages

Item 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

	(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

Item 4		Ownership.

	(a)	Amount beneficially owned: 677,328

	(b)	Percent of Class: 7.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 321,744

(ii) Shared power to vote: 355,584

(iii) Sole power to dispose or direct the disposition of: 677,328

(iv) Shared power to dispose or direct the disposition of: 0

Item 5		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP NO. 83416M105	13G	Page 5 of 5 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Each client of Pacific Investment Management Company LLC named in this Schedule 13G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Arin Stancil
Arin Stancil, Senior Compliance Officer